Equant’s Shareholders Approve Acquisition by France Telecom

AMSTERDAM, Netherlands (May 24, 2005) – Equant N.V., renamed ENV International N.V., (NYSE: ENT, Euronext Paris: EQU) today announced that its shareholders approved the sale of its assets and liabilities to France Telecom.

A simple majority of those attending the Extraordinary General Meeting of shareholders, which was held in Amsterdam today, was required to approve the deal. The sale of the Company’s assets and liabilities, for approximately €1.26 billion, implies a price per share of €4.30 for each outstanding Equant ordinary and preferred share. The distribution of the cash proceeds to the Company’s shareholders is expected to take place on May 26, 2005, subject to final verification by the liquidator. The Company will then be liquidated.

The Equant Group, now Equant B.V., continues Equant’s activities under the full ownership of the France Telecom Group.

About Equant

Equant is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers’ key business processes. Equant serves thousands of the world’s top companies, with the industry’s most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, consistently leads industry surveys in corporate user satisfaction.

CONTACTS

Equant Media Relations	Equant Investor Relations

Global and Europe	Ashley Rayfield
Frédéric Gielec	+44 208 321 4581
+33 1 46 46 2189	ashley.rayfield@equant.com
frederic.gielec@equant.com
France
North and Latin America	Isabelle Guibert
Elizabeth Mayeri	+33 1 46 46 99 53
+1 212 251 2086	isabelle.guibert@equant.com
elizabeth.mayeri@equant.com

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